UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Yintech Investment Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98585M108**

(CUSIP Number)

Wenbin Chen

c/o 3rd Floor, Lujiazui Investment Tower, 360 Pudian Road
Pudong New Area, Shanghai, 200122, The People’s Republic of China
Tel: +86-21-6535-5500

With copies to:

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number of 98585M108 applies to the American depositary shares, each representing 20 ordinary shares, par value US$0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98585M108	13D/A	Page 2 of 40 Pages

1	NAMES OF REPORTING PERSONS Wenbin Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,166,740 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 405,166,740 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,166,740 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.72% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                       Representing (i) 400,000,000 Ordinary Shares owned by Coreworth Investments Limited (“Coreworth Investments”), a British Virgin Islands company beneficially owned by Mr. Wenbin Chen, and (ii) 258,337 ADSs Wenbin Chen may purchase upon exercise of share options within 60 days after the date hereof, which are equivalent to 5,166,740 Ordinary Shares of the Issuer. The registered address of Coreworth Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

**                Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 3 of 40 Pages

1	NAMES OF REPORTING PERSONS Coreworth Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.37% of the Ordinary Shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*                       Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 4 of 40 Pages

1	NAMES OF REPORTING PERSONS Ming Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.52% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                       Representing 300,000,000 Ordinary Shares held by Harmony Creek Investments Limited (“Harmony Creek”), a British Virgin Islands company beneficially owned by Mr. Ming Yan. The registered address of Harmony Creek is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

**                Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 5 of 40 Pages

1	NAMES OF REPORTING PERSONS Harmony Creek Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.52% of the Ordinary Shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*                         Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 6 of 40 Pages

1	NAMES OF REPORTING PERSONS Ningfeng Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.52% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                       Representing 300,000,000 Ordinary Shares held by Rich Horizon Investments Limited (“Rich Horizon”), a British Virgin Islands company beneficially owned by Ms. Ningfeng Chen. The registered address of Rich Horizon is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

**                Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 7 of 40 Pages

1	NAMES OF REPORTING PERSONS Rich Horizon Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.52% of the Ordinary Shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*                         Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 8 of 40 Pages

1	NAMES OF REPORTING PERSONS Sina Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,948,455 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,948,455 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,948,455 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.08% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*                         Representing 44,948,455 Ordinary Shares held by MeMeStar Limited, a wholly owned subsidiary of Sina Corporation (“SINA”).

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 9 of 40 Pages

1	NAMES OF REPORTING PERSONS MeMeStar Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,948,455 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,948,455 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,948,455 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.08% of the Ordinary Shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*                         Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 10 of 40 Pages

1	NAMES OF REPORTING PERSONS Sino August Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,081,680 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,081,680 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,081,680 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50% of the Ordinary Shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*                         Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 11 of 40 Pages

1	NAMES OF REPORTING PERSONS Bingsen Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,081,680 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,081,680 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,081,680 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                         Representing 95,081,680 Ordinary Shares held by Sino August Investment Limited (“Sino August”), a British Virgin Islands company in which Bingsen Chen is the sole director and is deemed to be an indirect beneficial owner of the securities held by Sino August by reason of his ability to direct the vote and/or the disposition of such securities.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 12 of 40 Pages

1	NAMES OF REPORTING PERSONS Pan Hou Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,600,300 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,600,300 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,600,300 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*        Consists of 44,600,300 Ordinary Shares represented by 2,230,015 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 13 of 40 Pages

1	NAMES OF REPORTING PERSONS Lanxiang Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,600,300 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,600,300 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,600,300 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                         Representing 44,600,300 Ordinary Shares held by Pan Hou Capital Management Limited (“PHC”), a British Virgin Islands company wholly owned by Lanxiang Wang.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 14 of 40 Pages

1	NAMES OF REPORTING PERSONS Chang Qing Investment Management Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,467,360 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,467,360 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,467,360 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.66% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*        Consists of 53,467,360 Ordinary Shares represented by 2,673,368 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 15 of 40 Pages

1	NAMES OF REPORTING PERSONS Juehao Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,467,360 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,467,360 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,467,360 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.66% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                         Representing 53,467,360 Ordinary Shares held by Chang Qing Investment Management Company Limited (“Chang Qing”), a British Virgin Islands company wholly owned by Juehao Li.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 16 of 40 Pages

1	NAMES OF REPORTING PERSONS Orchid Asia VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,618,620 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,618,620 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,618,620 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*        Consists of 29,618,620 Ordinary Shares represented by 1,480,931 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 17 of 40 Pages

1	NAMES OF REPORTING PERSONS Orchid Asia V Co-Investment, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,486,260 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,486,260 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,486,260 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*                         Consists of 1,486,260 Ordinary Shares represented by 74,313 ADSs

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 18 of 40 Pages

1	NAMES OF REPORTING PERSONS OAVI Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,618,620 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,618,620 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,618,620 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) HC

*        Consists of 29,618,620 Ordinary Shares represented by 1,480,931 ADSs held by Orchid Asia VI, L.P.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 19 of 40 Pages

1	NAMES OF REPORTING PERSONS Orchid Asia VI GP, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,618,620 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,618,620 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,618,620 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) HC

*        Consists of 29,618,620 Ordinary Shares represented by 1,480,931 ADSs held by Orchid Asia VI, L.P.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 20 of 40 Pages

1	NAMES OF REPORTING PERSONS Orchid Asia V Group Management, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,618,620 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,618,620 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,618,620 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) HC

*        Consists of 29,618,620 Ordinary Shares represented by 1,480,931 ADSs held by Orchid Asia VI, L.P.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 21 of 40 Pages

1	NAMES OF REPORTING PERSONS Orchid Asia V Group, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,618,620 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,618,620 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,618,620 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) HC

*        Consists of 29,618,620 Ordinary Shares represented by 1,480,931 ADSs held by Orchid Asia VI, L.P.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 22 of 40 Pages

1	NAMES OF REPORTING PERSONS AREO Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,104,880 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,104,880 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,104,880 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) HC

*                         Representing (i) 29,618,620 Ordinary Shares represented by 1,480,931 ADSs held by Orchid Asia VI, L.P. and (ii) 1,486,260 Ordinary Shares represented by 74,313 ADSs held by Orchid Asia V Co-Investment, Limited.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 23 of 40 Pages

1	NAMES OF REPORTING PERSONS YM Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,320,040 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,320,040 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,320,040 Ordinary Shares**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) HC

*                         Consists of 9,320,040 Ordinary Shares represented by 466,002 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 24 of 40 Pages

1	NAMES OF REPORTING PERSONS The Li Family (PTC) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,320,040 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,320,040 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,320,040 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) HC

*                         Consists of 9,320,040 Ordinary Shares represented by 466,002 ADSs held by YM Investment Limited.

*                         Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 25 of 40 Pages

1	NAMES OF REPORTING PERSONS Lam Lai Ming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,424,920 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,424,920 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,424,920 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.77% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                         Representing  (i) 29,618,620 Ordinary Shares represented by 1,480,931 ADSs held by Orchid Asia VI, L.P. (ii) 1,486,260 Ordinary Shares represented by 74,313 ADSs held by Orchid Asia V Co-Investment, Limited and (iii) 9,320,040 Ordinary Shares represented by 466,002 ADSs held by YM Investment Limited.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 26 of 40 Pages

1	NAMES OF REPORTING PERSONS Fanghai Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,270,400 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,270,400 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,270,400 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% of the Ordinary Shares*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*                         Consists of 6,270,400 Ordinary Shares represented by 313,520 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 27 of 40 Pages

1	NAMES OF REPORTING PERSONS Yu Zou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,209,140 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,209,140 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,209,140 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 7,209,140 Ordinary Shares represented by 360,457 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 28 of 40 Pages

1	NAMES OF REPORTING PERSONS Dongda Zou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,718,220 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,718,220 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,718,220 Ordinary Shares**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 5,718,220 Ordinary Shares represented by 285,911 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 29 of 40 Pages

1	NAMES OF REPORTING PERSONS Qin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,293,480 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,293,480 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,293,480 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 11,293,480 Ordinary Shares represented by 564,574 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 30 of 40 Pages

1	NAMES OF REPORTING PERSONS Youbin Leng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,739,700 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,739,700 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,739,700 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 6,739,700 Ordinary Shares represented by 336,985 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 31 of 40 Pages

1	NAMES OF REPORTING PERSONS Jigeng Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,864,320 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,864,320 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,864,320 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 14,864,320 Ordinary Shares represented by 743,216 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 32 of 40 Pages

1	NAMES OF REPORTING PERSONS Pingsen Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,282,080 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,282,080 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,282,080 Ordinary Shares **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 4,282,080 Ordinary Shares represented by 214,104 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 33 of 40 Pages

1	NAMES OF REPORTING PERSONS Dikuo Bo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,020 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 870,020 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,020 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 870,020 Ordinary Shares represented by 43,501 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 98585M108	13D/A	Page 34 of 40 Pages

1	NAMES OF REPORTING PERSONS Xinzhou Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,465,800 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,465,800 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,800 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17% of the Ordinary Shares**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*        Consists of 2,465,800 Ordinary Shares represented by 123,290 ADSs.

**                  Based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020 as set forth in the Merger Agreement (as defined below).

This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on July 2, 2020 (the “Original Schedule 13D”), relating to the ordinary shares, par value US$0.00001 per share (“Ordinary Shares”) and American depositary shares, each representing 20 Ordinary Shares (“ADSs”), of Yintech Investment Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Wenbin Chen, Mr. Ming Yan, Ms. Ningfeng Chen, Coreworth Investments, Harmony Creek, Rich Horizon, SINA, MeMeStar Limited, Bingsen Chen, Sino August, Lanxiang Wang, PHC, Juehao Li, Chang Qing, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited, OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited, AREO Holdings Limited, YM Investment Limited, The Li Family (PTC) Limited, Ms. Lam Lai Ming, Fanghai Yu, Yu Zou, Dongda Zou, Qin Wang, Youbin Leng, Jigeng Chen, Pingsen Chen, Dikuo Bo and Xinzhou Tang are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)—(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Wenbin Chen is the co-founder, chairman of the board of the directors and chief executive officer of the Company. Mr. Wenbin Chen is a citizen of Hong Kong Special Administrative Region of the PRC. Coreworth Investments is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Wenbin Chen is the sole shareholder of Coreworth Investments and thus has the sole voting and dispositive power over the Ordinary Shares held by Coreworth Investments. The principal business address of each of Mr. Wenbin Chen and Coreworth Investments is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC.

Mr. Ming Yan is the co-founder and director of the Company. Mr. Ming Yan is a citizen of Hong Kong Special Administrative Region of the PRC. Harmony Creek is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Ming Yan is the sole shareholder of Harmony Creek and thus has the sole voting and dispositive power over the Ordinary Shares held by Harmony Creek. The principal business address of each of Mr. Ming Yan and Harmony Creek is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC.

Ms. Ningfeng Chen is the co-founder and director of the Company. Ms. Ningfeng Chen is a citizen of Canada. Rich Horizon is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Ms. Ningfeng Chen is the sole shareholder of Rich Horizon and thus has the sole voting and dispositive power over the Ordinary Shares held by Rich Horizon. The principal business address of each of Ms. Ningfeng Chen and Rich Horizon is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC.

SINA is an exempted company incorporated under the laws of the Cayman Islands.  SINA is a leading online media company serving China and the Chinese communities. MeMeStar Limited, a wholly-owned subsidiary of SINA, is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. The principal business address of SINA and MeMeStar Limited is c/o 7F, No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road, Haidian District Beijing 100193, People’s Republic of China.

Bingsen Chen is the sole director of Sino August and a citizen of People’s Republic of China. Sino August is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Bingsen Chen is the sole director of Sino August and is deemed to be an indirect beneficial owner of the securities held by Sino August by reason of his ability to direct the vote and/or the disposition of such securities. The principal business address of each of Bingsen Chen and Sino August is c/o Sino August Investment Limited, Room 1706, Shangnan Building, No. 111 Yuntai Road, Pudong New District, Shanghai, P.R. China 200126.

Lanxiang Wang is a director of Shanghai Zhanshan Marketing Center which is principally engaged in the business of providing marketing strategy and planning services. Lanxiang Wang is a citizen of People’s Republic of China. The principal business address of Shanghai Zhanshan Marketing Center is Room 1702, Building 5, No.59, Xibei Road, Lvxiang Town, Jinshan District, Shanghai, P.R. China. PHC is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Lanxiang Wang is the sole shareholder of PHC and thus has the sole voting and dispositive power over the ADSs held by PHC. The principal business address of each of Lanxiang Wang and PHC is c/o 29th Floor, Building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090.

Juehao Li is the sole director of Chang Qing and a citizen of Hong Kong Special Administrative Region of the PRC. Chang Qing is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Juehao Li is the sole shareholder of Chang Qing and thus has the sole voting and dispositive power over the ADSs held by Chang Qing. The principal business address of each of Juehao Li and Chang Qing is c/o Room 202, Building 6, No. 3539 Dongfang Road, Pudong New Area, Shanghai, P.R. China 200134.

Orchid Asia VI, L.P. is an exempted limited partnership, which principally engaged in acquiring, holding and disposing of interests in various companies for investment purposes, organized and existing under the laws of Cayman Islands. OAVI Holdings, L.P., a Cayman Islands exempted limited partnership, is the general partner of Orchid Asia VI, L.P. Orchid Asia VI GP, Limited, a Cayman Islands company, is the general partner of OAVI Holdings, L.P. which is in turned a wholly owned subsidiary of Orchid Asia V Group Management, Limited. Orchid Asia V Group Management, Limited, a Cayman Islands limited company, is a wholly-owned subsidiary of Orchid Asia V Group, Limited and is also the investment manager of Orchid Asia VI, L.P.. Orchid Asia V Group, Limited, a Cayman Islands company, is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited, a British Virgin Islands company, is wholly-owned by Ms. Lam Lai Ming, a citizen of Hong Kong. AREO Holdings Limited is also the controlling shareholder of Orchid Asia V Co-Investment, Limited. Orchid Asia V Co-Investment, Limited is an investment holding vehicle and a company organized and existing under the law of Cayman Islands.

The principal business address of Orchid Asia VI, L.P., OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited is: c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands. The principal business address of Orchid Asia V Co-Investment, Limited is: c/o Corporate Management Solutions (Cayman) ltd. Two Artillery Court, 2/F, 161 Shedden Road PO box 799, George Town Grand Cayman, KY1-1103 Cayman Islands. The principal business address of AREO Holdings Limited is c/o Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG 1110, British Virgin Islands.

YM Investment Limited is an investment holding vehicle and a company organized and existing under the law of British Virgin Islands. YM Investment Limited is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, The Li Family (PTC) Limited as trustee and Ms. Lam Lai Ming and her family members as the beneficiaries.

The principal business address of YM Investment Limited is:  c/o Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business office of The Li Family (PTC) Limited is c/o 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG 1110, British Virgin Islands.

The principal business address of Ms. Lam Lai Ming is c/o V&G Global Fund Services (Hong Kong) Limited, Suite 2901, 29th Floor, The Center 99 Queen’s Road Central, Central, Hong Kong.

Fanghai Yu is a director of Beijing Hui Tong Fang De Asset Management Co., Ltd., which is principally engaged in the business of asset management. The principal business address of Beijing Huitong Fangde Asset Management Co., Ltd. is Room 1806, 15F, Building 1, No.12, Guanghua Road (Bing), Chaoyang District, P.R. China. The residence address of Fanghai Yu is Room 1202, Building 3, Hong Tai Shi Ji Bin Jiang, Fu Sheng Lu, Xihu District, Nanchang, Nanchang, Jiangxi, P.R. China.

Yu Zou is a finance director of Jingde Town Huaming Cultural Development Co., Ltd., which is principally engaged in the business of the sales and distribution of china produced in Jingde Town. The principal business of  Jingde Town Huaming Cultural Development Co., Ltd. is Mingfang Road, Mingfang Yuan, Changnan New District, Jingde Town, Jiangxi, P.R. China. The residence address of Yu Zou is Room 1202, Building 3, Hong Tai Shi Ji Bin Jiang, Fu Sheng Lu, Xihu District, Nanchang, Nanchang, Jiangxi, P.R. China.

Dongda Zou is a director of Bo Yi Cultural Development Co., Ltd., which is principally engaged in the business of the sales and distribution of cultural products. The principal business address of Bo Yi Cultural Development Co., Ltd. is Room105, No.6 Baohua Road, Hengqing New District, Zhuhai, P.R. China. The residence address of Dongda Zou is Dormitory 4-102, Water Supply Company, Shi Shan Xi Avenue, Fengxin County, Jiangxi, P.R. China.

Qin Wang is a director of Jingde Town Huaming Cultural Development Co., Ltd., which is principally engaged in the business of the sales and distribution of china produced in Jingde Town. The principal business of  Jingde Town Huaming Cultural Development Co., Ltd. is Mingfang Road, Mingfang Yuan, Changnan New District, Jingde Town, Jiangxi, P.R. China. The residence address of Qin Wang is Dormitory 4-102, Water Supply Company, Shi Shan Xi Avenue, Fengxin County, Jiangxi, P.R. China.

Youbin Leng is the chairman of Heilongjiang Feihe Dairy Co., Ltd., which is principally engaged in the business of manufacturing and distribution of dairy products. The principal business address of each of Heilongjiang Feihe Dairy Co., Ltd. and Youbin Leng is Star City Int’l Bldg., 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, P.R. China 100016.

Each of Jigeng Chen, Pingsen Chen, Dikuo Bo and Xinzhou Tang is the vice president of the Company. The principal business address of each of Jigeng Chen, Pingsen Chen, Dikuo Bo, Xinzhou Tang and the Company is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC.

The name, business address, present principal occupation or employment and citizenship of each director of Coreworth Investments, Harmony Creek, Rich Horizon, SINA, MeMeStar Limited, Sino August, PHC and Chang Qing are set forth on Schedule A hereto and are incorporated herein by reference.

(d) — (e) During the last five years, none of the Reporting Persons nor, to the best of their respective knowledge, any of the persons listed on Schedule A hereto, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to an agreement and plan of merger, dated as of August 17, 2020 (the “Merger Agreement”), among the Company, Yinke Holding Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Yinke Merger Co. Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit B, and which is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Merger Agreement, US$45,054,191.1 will be expended in acquiring the 123,436,140 Ordinary Shares not currently owned by the Reporting Persons as disclosed in the Merger Agreement. The Reporting Persons anticipate funding these payments with certain cash on hand of the Reporting Persons and the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to Parent and Merger Sub.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Merger Agreement

On August 17, 2020, the Company entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company in a short-form merger in accordance with Part XVI and in particular section 233(7) of the Cayman Islands Companies Law, with the Company continuing as the Surviving Company. Because the Merger is a short-form merger, the vote of the holders of Ordinary Shares and ADSs is not required to effect the Merger. Under the terms of the Merger Agreement, (a) each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$0.365 per Share, and (b) each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$7.30 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares, which will be contributed by the Rollover Shareholders to Merger Sub immediately prior to closing of the Merger (the “Closing”) in exchange for newly issued shares of Parent, (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their respective subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (iii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the ADS depositary, the Company and the Company’s representatives and reserved for issuance, settlement and allocation upon exercise or vesting of the Company’s options and/or restricted share unit awards.

If the Merger is consummated, the ADSs would be delisted from the Nasdaq Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act would be terminated, and the Company will be privately held by the Rollover Shareholders (as defined below).

Rollover Agreement

Concurrently with  the execution of the Merger Agreement, Coreworth Investments, Harmony Creek, Rich Horizon, MeMeStar Limited, Sino August, PHC, Chang Qing, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited, YM Investment Limited, Fanghai Yu, Yu Zou, Dongda Zou, Qin Wang, Youbin Leng, Jigeng Chen, Pingsen Chen, Dikuo Bo and Xinzhou Tang (collectively, the “Rollover Shareholders”) entered into a rollover and contribution agreement (the “Rollover Agreement”) with Parent and Merger Sub. Pursuant to the Rollover Agreement, each Rollover Shareholder will contribute its, his or her Ordinary Shares to the Merger Sub immediately prior to the Closing in exchange for newly issued ordinary shares of Parent, such that the Merger Sub will hold 1,338,235,875 Shares immediately prior to Closing, representing approximately 91.6% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company.

Consortium Agreement

Concurrently with the execution of the Consortium Agreement, the Rollover Shareholders entered into a consortium agreement (the “Consortium Agreement”) in order to establish certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Rollover Shareholders with respect to, among other things, the Merger. The Consortium Agreement also requires that, for a period beginning on the signing date of the Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of such date, and (ii) the termination of the Consortium Agreement pursuant to the terms thereof, the Rollover Shareholders work exclusively with each other with respect to the Merger.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Wenbin Chen, Ming Yan and Ningfeng Chen (collectively, the “Guarantors” and each, a “Guarantor”) entered a limited guarantee (the “Limited Guarantee”) in favor of the Company whereby the Guarantors agreed to irrevocably and unconditionally guarantee Parent’s obligation to pay the Company the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to $15,000,000.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Rollover Agreement, the Consortium Agreement, and the Limited Guarantee, copies of which are filed as Exhibit B through Exhibit E, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)—(b)  The responses of each Reporting Person to Rows (7) through (13) of the cover pages and Item 2 of this Schedule 13D are hereby incorporated by reference in this Item 5.  The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 1,461,672,015 Ordinary Shares outstanding as of August 17, 2020, as set forth in the Merger Agreement.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) The following table sets forth all transactions with respect to ADS effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of ADS effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of ADSs	Average Price per ADS
Xinzhou Tang	July 7, 2020	2,000	US$	6.51

Except as disclosed in the table above, none of the Reporting Persons nor, to the best of their respective knowledge, any of the persons listed on Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, nor, to the best of their respective knowledge, any of the persons listed on Schedule A hereto, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated August 19, 2020 by and between the Reporting Persons.

B

Agreement and Plan of Merger, dated August 17, 2020 by and among Yinke Holdings Ltd, Yinke Merger Co. Ltd and Yintech Investment Holdings Limited (incorporated by reference to Exhibit 99.2 to Yintech Investment Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on August 17, 2020).

C

Rollover and Contribution Agreement, dated August 17, 2020 by and among Coreworth Investments Limited, Harmony Creek Investments Limited, Rich Horizon Investments Limited, MeMeStar Limited, Sino August Investment Limited, Pan Hou Capital Management Limited, Chang Qing Investment Management Company Limited, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited, YM Investment Limited, Fanghai Yu, Yu Zou, Dongda Zou, Qin Wang, Youbin Leng, Jigeng Chen, Pingsen Chen, Dikuo Bo, Xinzhou Tang, Yinke Holdings Ltd and Yinke Merger Co. Ltd.

D

Consortium Agreement, dated August 17, 2020 by and among Coreworth Investments Limited, Harmony Creek Investments Limited, Rich Horizon Investments Limited, MeMeStar Limited, Sino August Investment Limited, Pan Hou Capital Management Limited, Chang Qing Investment Management Company Limited, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited, YM Investment Limited, Fanghai Yu, Yu Zou, Dongda Zou, Qin Wang, Youbin Leng, Jigeng Chen, Pingsen Chen, Dikuo Bo and Xinzhou Tang.

E	Limited Guarantee, dated August 17, 2020 by and among Wenbin Chen, Ming Yan, Ningfeng Chen and Yintech Investment Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2020

Wenbin Chen		/s/ Wenbin Chen

Coreworth Investments Limited	By:	/s/ Wenbin Chen
		Name:	Wenbin Chen
		Title:	Authorized Signatory

Ming Yan		/s/ Ming Yan

Harmony Creek Investments Limited	By:	/s/ Ming Yan
		Name:	Ming Yan
		Title:	Authorized Signatory

Ningfeng Chen		/s/ Ningfeng Chen

Rich Horizon Investments Limited	By:	/s/ Ningfeng Chen
		Name:	Ningfeng Chen
		Title:	Authorized Signatory

MeMeStar Limited	By:	/s/ Yan Yang
		Name:	Yan Yang
		Title:	Director

Bingsen Chen		/s/ Bingsen Chen

Sino August Investment Limited	By:	/s/ Bingsen Chen
		Name:	Bingsen Chen
		Title:	Director

Sina Corporation	By:	/s/ Charles Guowei Chao
		Name:	Charles Guowei Chao
		Title:	Chairman of the Board and Chief Executive Officer

Pan Hou Capital Management Limited	By:	/s/ Weiwei Zhou
		Name:	Weiwei Zhou
		Title:	Director

Lanxiang Wang		/s/ Lanxiang Wang

Chang Qing Investment Management Company Limited	By:	/s/ Juehao Li
		Name:	Juehao Li
		Title:	Director

Juehao Li		/s/ Juehao Li

Orchid Asia VI, L.P.	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Authorized Representative

Orchid Asia V Co-Investment, Limited	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Director

OAVI Holdings, L.P.	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Authorized Representative

Orchid Asia VI GP, Limited	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Director

Orchid Asia V Group Management, Limited	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Director

Orchid Asia V Group, Limited	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Director

AREO Holdings Limited	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Director

YM Investment Limited	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Director

The Li Family (PTC) Limited	By:	/s/ Gabriel Li
		Name:	Gabriel Li
		Title:	Authorized Signatory

Lam Lai Ming		/s/ Lam Lai Ming

Fanghai Yu		/s/ Fanghai Yu

Yu Zou		/s/ Yu Zou

Dongda Zou		/s/ Dongda Zou

Qin Wang		/s/ Qin Wang

Youbin Leng		/s/ Youbin Leng

Jigeng Chen		/s/ Jigeng Chen

Pingsen Chen		/s/ Pingsen Chen

Dikuo Bo		/s/ Dikuo Bo

Xinzhou Tang		/s/ Xinzhou Tang

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Coreworth Investments Limited

The names of the directors and the names and titles of the executive officers of Coreworth Investments and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, The People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Wenbin Chen	Director	Hong Kong Special Administrative Region of the People’s Republic of China

Executive Officers:
N/A

Harmony Creek Investments Limited

The names of the directors and the names and titles of the executive officers of Harmony Creek and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, The People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Ming Yan	Director	Hong Kong Special Administrative Region of the People’s Republic of China

Executive Officers:
N/A

Rich Horizon Investments Limited

The names of the directors and the names and titles of the executive officers of Rich Horizon and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, The People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Ningfeng Chen	Director	Canada

Executive Officers:
N/A

Sina Corporation

The names of the directors and the names and titles of the executive officers of Sina Corporation and their principal occupations are set forth below. The business address of each of the following individuals is c/o 7F, No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road, Haidian District Beijing 100193, People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Charles Chao	Chairman of the Board and Chief Executive Officer	United States
Ter Fung Tsao	Independent Director	Taiwan
Yan Wang	Independent Director	People’s Republic of China
Song-Yi Zhang	Independent Director	Hong Kong Special Administrative Region of the People’s Republic of China
Yichen Zhang	Independent Director	Hong Kong Special Administrative Region of the People’s Republic of China
James Jianzhang Liang	Independent Director	Hong Kong Special Administrative Region of the People’s Republic of China

Executive Officers:
Bonnie Yi Zhang	Chief Financial Officer	United States
Hong Du	President and Chief Operating Officer	People’s Republic of China
Qingxu Deng	Senior Vice President	People’s Republic of China
Bin Zheng	Senior Vice President	People’s Republic of China

MeMeStar Limited

The names of the directors and the names and titles of the executive officers of MeMeStar Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o 7F, No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road, Haidian District Beijing 100193, People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Yan Yang	Director	People’s Republic of China

Executive Officers:
N/A

Sino August Investment Limited

The names of the directors and the names and titles of the executive officers of Sino August Investment Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o Sino August Investment Limited, Room 1706, Shangnan Building, No. 111 Yuntai Road, Pudong New District, Shanghai, P.R. China 200126.

Name	Present Principal Occupation	Citizenship
Directors:
Bingsen Chen	Director	People’s Republic of China

Executive Officers:
N/A

Pan Hou Capital Management Limited

The names of the directors and the names and titles of the executive officers of Pan Hou Capital Management Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o 29th Floor, Building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090.

Name	Present Principal Occupation	Citizenship
Directors:
Weiwei Zhou	Director	People’s Republic of China

Executive Officers:
N/A

Chang Qing Investment Management Company Limited

The names of the directors and the names and titles of the executive officers of Chang Qing Investment Management Company Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o Room 202, Building 6, No. 3539 Dongfang Road, Pudong New Area, Shanghai, P.R. China 200134.

Name	Present Principal Occupation	Citizenship
Directors:
Juehao Li	Director	Hong Kong Special Administrative Region of the People’s Republic of China

Executive Officers:
N/A